UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CHOICE HOTELS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

169905-10-6

(CUSIP Number)

Christine A. Shreve - 240-295-1600

8171 Maple Lawn Blvd, Suite 375, Fulton, MD 20759

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 21, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169905-10-6	13D	Page 2 of 4

1	Name of Reporting Person Barbara J. Bainum
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(C) or 2(E) ☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person with:	7	Sole Voting 1,043,413
	8	Shared Voting Power 8,975,056
	9	Sole Dispositive Power 1,043,413
	10	Shared Dispositive Power 8,975,056
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,018,469
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 17.1%
14	Type of Reporting Person IN

CUSIP No. 169905-10-6	13D	Page 3 of 4

Item 1.	Security and Issuer

(a)	Name of Issuer:

Choice Hotels International, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1 Choice Circle, Suite 400

Rockville, MD 20850

(c)	Title and Class of Securities:

Common Stock

Item 2.	Identity and Background

(a)	Name:

Barbara J. Bainum (“Ms. Bainum” or the “Reporting Person”)

(b)	Business Address:

10770 Columbia Pike, Suite 150

Fulton, MD 20901

(c)	Present Principal Employment:

President, Commonweal Foundation, Inc.

(d)	Record of Convictions:

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)	Record of Civil Proceedings:

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

N/A

Item 3.	Source and Amount of Funds or Other Consideration

N/A

Item 4.	Purpose of Transaction

Sale of shares and receipt of conditional option pursuant to administration of estate of Stewart Bainum, Sr., see Item 6 below.

Item 5.	Interest in Securities of the Issuer

(a)	Amount and percentage beneficially owned:

Reporting Person:

10,018,469 shares including 1,030,381 shares owned by the Barbara Bainum Declaration of Trust of which Ms. Bainum is the sole trustee and beneficiary. Also includes 1,175,000 shares owned by Shadow Holdings, LLC for which she shares voting authority and whose sole members are Ms. Bainum and trusts for her benefit; 978,482 shares owned by Mid Pines, in which Ms. Bainum’s trust is a general partner and has shared voting authority; and 6,821,574 shares owned by Realty, in which Ms. Bainum’s trust owns voting stock and has shared voting authority. Also includes 13,032 shares owned by trusts for the benefit of Ms. Bainum’s nephews for which Ms. Bainum is the trustee.

(b)	Number of shares as to which such person has:

(i) Sole Voting Power	1,043,413
(ii) Shared Voting Power	8,975,056
(iii) Sole Dispositive Power	1,043,413
(iv) Shared Dispositive Power	8,975,056

(c)	A schedule of transactions effected in the last sixty days is as follows:

Sales by a trust for the benefit of Ms. Bainum’s adult nephews for which Ms. Bainum is the trustee:

3/21/14 Sold 85,552 shares @ $45.92 pursuant to a registered public offering.

Sales by the Barbara Bainum Declaration of Trust:

3/21/14 Sold 262,459 shares @$45.92 pursuant to a registered public offering.

(d)	Ownership of more than five percent on behalf of Another Person:

To the extent that shares of the Issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person’s knowledge, other than Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

(e)	Ownership of Less than Five Percent:

N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person and her siblings, Stewart Bainum, Jr., Bruce Bainum, and Roberta Bainum have the option exercisable through November 12, 2014 to acquire, subject to probate court approval, up to a total of 2,727,853 shares at fair market value from the Stewart Bainum Declaration of Trust, a trust whose beneficiary is the estate of their father, Stewart Bainum. The exact number of shares to be acquired by any particular beneficial owner, the price and timing cannot be known until the options are fully exercised and prorated and court approval is obtained.

Item 7.	Material to be Filed as Exhibits

None.

CUSIP No. 169905-10-6	13D	Page 4 of 4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2014

/s/ Barbara J. Bainum
Barbara J. Bainum

BY:	/s/ Christine A. Shreve
Christine A. Shreve, Attorney-in-fact